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                                                                    EXHIBIT 99.3


                        CNB BANCSHARES, INC. LETTERHEAD


                               SEPTEMBER 2, 1999


                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

     You are being asked to vote upon a historic event for your company. The boards of directors of CNB Bancshares and Fifth Third Bancorp have agreed that Fifth Third will acquire CNB Bancshares in a merger.


     In the merger, CNB Bancshares will merge with and into Fifth Third, with Fifth Third as the surviving corporation. Each share of CNB Bancshares common stock that you hold will entitle you to receive .8825 shares of Fifth Third common stock. No fractional shares will be issued. Instead, you will receive cash for any fractional share owed to you (including fractional shares owed as a result of conversion of shares of CNB Bancshares common stock held either through CNB Bancshares' dividend reinvestment plan or in book-entry form) in an amount based on the closing price of Fifth Third common stock on the effective date of the merger.



     We cannot complete the merger unless both parties obtain the necessary government approvals and unless our shareholders approve the merger. We will hold a special meeting of our shareholders to vote on this merger proposal. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and send your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger. If you do not return your card or otherwise vote, or if you do not instruct your broker how to vote any shares held for you in the broker's name, the effect will be a vote against the merger.



     The special meeting of shareholders will be held at 10:00 a.m., Central Daylight Savings Time, on October 14, 1999, in CNB Bancshares' offices on the 15th floor at 20 N.W. Third Street, Evansville, Indiana.


     This document gives you detailed information about the merger we are proposing, and it includes the affiliation agreement between CNB Bancshares and Fifth Third as an appendix. You can also get information about both companies from publicly available documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

     The common stock of CNB Bancshares is traded on the New York Stock Exchange under the symbol "BNK." The common stock of Fifth Third is traded on the Nasdaq National Market under the symbol "FITB."

     The CNB Bancshares board of directors unanimously and enthusiastically supports the proposed merger and recommends that you vote in favor of the merger.

                                                  /s/ JAMES J. GIANCOLA
                                                    James J. Giancola
                                          President and Chief Executive Officer